EXHIBIT 12.1
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,	Nine Months Ended September 30,	Year Ended December 31,
	2009	2009	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations	$353	$983	$1,199	$1,024	$985	$934	$3,982
Income taxes provision	111	374	488	571	602	574	2,561
Net fixed charges	204	621	860	889	801	589	695
Total Earnings	$668	$1,978	$2,547	$2,484	$2,388	$2,097	$7,238
Fixed Charges:
Interest and amortization of premiums, discounts and capitalized expenses related to short-term borrowings and long-term debt, net	$188	$573	$794	$834	$770	$573	$682
Interest on capital leases	5	15	22	23	11	1	1
AFUDC debt	11	33	44	32	20	15	12
Total Fixed Charges	$204	$621	$860	$889	$801	$589	$695
Ratios of Earnings to Fixed Charges	3.27	3.19	2.96	2.79	2.98	3.56	10.41

Note:
For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for income taxes and fixed charges (excluding capitalized interest).  “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, and AFUDC debt.  Fixed charges exclude interest on tax liabilities in accordance with the Income Tax Topic of the FASB ASC.